November 3, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549
Attn:   Shannon Buskirk and Joanna Lam

Re:	Prospector Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-39854

Dear Ms. Buskirk and Ms. Lam:

On behalf of our client, Prospector Capital Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Form 10-K”), delivered telephonically on October 19, 2023.

Set forth below is the Company’s response to the Staff’s comment. The Company’s responses below are preceded by the Staff’s comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements

Note 8, Warrants, page F-16

1.	We note that you previously entered into a side letter with your Sponsor whereby the Sponsor agreed it would not transfer the private placement warrants held by it to non-affiliates. Please provide analysis as to why this side letter may or may not be enforceable, including whether there is adequate consideration.

Response: The Company respectfully acknowledges receipt of the Staff’s comment and provides the following analysis.

By letter agreement, dated June 30, 2021 (the “Letter Agreement”), between the Company and Prospector Sponsor LLC (the “Purchaser”), the parties agreed to amend and modify the Purchaser’s transfer rights concerning certain private placement warrants of the Company (the “Private Placement Warrants”) under a Securities Purchase Agreement, the Amendment to the Securities Purchase Agreement and Return Agreement, and the Private Placement Warrants Purchase Agreement, pursuant to which the Purchaser holds an aggregate of 5,666,667 Private Placement Warrants. The Private Placement Warrants are also subject to the terms of the Warrant Agreement, dated as of January 7, 2021, by and between the Company and Continental Stock Transfer & Trust Company. Pursuant to paragraph 1 of the Letter Agreement, Purchaser “surrender[ed] its ability to transfer any of the Private Placement Warrants held by it to any individuals or entities that are not affiliates of the Purchaser.” The Letter Agreement is governed by, and construed and enforced in accordance with, New York law, as noted in paragraph 7.

United States Securities and Exchange Commission

November 3, 2023

The Staff has raised a question as to whether the Letter Agreement is unenforceable for lack of consideration. As discussed below, the Letter Agreement is enforceable both because: (i) it is supported by adequate consideration, and (ii) in any event, it is enforceable under New York law without regard to the presence of consideration.

The Company believes the Letter Agreement is supported by consideration. The Purchaser agreed with the Company to surrender and waive any right to transfer the Private Placement Warrants to unaffiliated parties. In exchange, the Purchaser—as a warrantholder of the Company—received the certainty and benefits of the Company’s ability to account for the Private Placement Warrants as equity of the Company.

In addition, the Letter Agreement is enforceable under New York law even if consideration did not exist. Pursuant to Section 5-1103 of the New York General Obligations Law, consideration is not required for a written modification to an agreement where, as here, the agreement is in writing and signed by the party against whom enforcement is sought:

“An agreement, promise or undertaking to change or modify, or to discharge in whole or in part, any contract, obligation, or lease, or any mortgage or other security interest in personal or real property, shall not be invalid because of the absence of consideration, provided that the agreement, promise or undertaking changing, modifying, or discharging such contract, obligation, lease, mortgage or security interest, shall be in writing and signed by the party against whom it is sought to enforce the change, modification or discharge, or by his agent.”

N.Y. Gen. Oblig. Law § 5-1103 (Consol. 2023); see also Stralia Maritime S.A. v. Praxis Energy Agents DMCC, 431 F. Supp. 3d 366, 371-72 (S.D.N.Y. 2019) (holding that a side letter modifying an existing agreement did not require additional consideration under section 5-1103); GG Managers v. Fidata Trust Co. N.Y., 215 A.D.2d 241, 241-42 (N.Y. App. Div. 1995) (holding that an agreement modifying earlier agreements was not rendered invalid for the absence of consideration under section 5-1103); Nassau Trust Co. v. Montrose Concrete Products Corp., 56 N.Y.2d 175, 183-84 (N.Y. 1982) (“Modification of the terms of a [contract] requires consideration except when a statute, such as section 5-1103 of the General Obligations Law, dispenses with the need for consideration when a writing . . . exists.”).

Further, the Letter Agreement is an express waiver agreement, and express waiver agreements are enforceable under New York law without the requirement for new consideration. Nassau Trust Co., 56 N.Y.2d at 184 (“Neither waiver nor estoppel rests upon consideration or agreement.”) (internal citations omitted); see also Fundamental Portfolio Advisors, Inc. v. Tocqueville Asset Mgmt., L.P., 7 N.Y.3d 96, 104 (N.Y. 2006) (Contractual rights may be waived “if they are knowingly, voluntarily and intentionally abandoned.”); Dice v. Inwood Hills Condo., 237 A.D.2d 403, 404 (N.Y. App. Div. 1997) (“Waiver may be accomplished by express agreement[.]”) (citation omitted).

United States Securities and Exchange Commission

November 3, 2023

The Letter Agreement also would be enforceable under the doctrine of promissory estoppel. CBS, Inc. v. Ahern, 108 F.R.D. 14, 21 (S.D.N.Y. 1985) (“It is black letter law that promissory estoppel is a substitute for consideration.”) (citations omitted); Villnave Constr. Servs., Inc. v. Crossgates Mall Gen. Co. Newco, LLC, 201 A.D.3d 1183 (N.Y. App. Div. 2022) (the elements of promissory estoppel under New York law are: “(1) a clear and unambiguous promise, (2) reasonable and foreseeable reliance by the party to whom the promise is made, and (3) an injury sustained in reliance on the promise.”) Here, the Purchaser clearly and unambiguously agreed to surrender any right to transfer the Private Placement Warrants to unaffiliated parties, the Company justifiably relied on that promise when it accounted for the Private Placement Warrants, and the Company would incur financial and potentially reputational harm if that promise were not enforced and the Company thus needed to restate its financials.

For the reasons stated above, the Company believes that the Letter Agreement is enforceable because it contains adequate consideration, and that under New York law the Letter Agreement is enforceable regardless of consideration. In addition to this analysis, the Company has prepared a SAB 99 memo pertaining to the classification of the warrants after giving effect to the redemptions of the Class A ordinary shares in connection with the Company’s extraordinary general meeting held in January 2023. The Company notes that its auditor has not yet completed its review of the SAB 99 memo. The Company will be concurrently sending the SAB 99 memo to the Staff under separate email cover.

* * *

United States Securities and Exchange Commission

November 3, 2023

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Derek Aberle, Prospector Capital Corp.

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